[Manning Elliot letterhead]

                                 Exhibit 16.01


Re:      Golden Hand Resources, Inc.
         File Ref. No. 333-61610

This letter will confirm that we reviewed Item 4.01 of the Company's Form 8-K dated November 1, 2004, captioned "Changes in Registrant's Certifying Accountant" and that we agree with the statements made therein as they relate to Manning Elliott. We are not in a position to agree or disagree with the statements in Item 4.01 regarding the engagement of Kost Forer Gabbay & Kasierer or the approval of such engagement by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

/s/ Manning Elliott

Manning Elliott

Chartered Accountants

Vancouver, Canada

November 1, 2004